UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number 001-41313

BROOKFIELD BUSINESS CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Corporation’s registration statement on Form F-3 (File No: 333-273180).

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Unaudited pro forma financial statements of Brookfield Business Corporation as of June 30, 2023 and for the twelve months ended December 31, 2022 and six months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

Date: September 8, 2023	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: General Counsel and Corporate Secretary